FORM 11

NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

Name of Listed Issuer: C21 INVESTMENTS INC.  (the "Issuer").

Trading Symbol:  CXXI

Date: October 10, 2019

1. New Options Granted:

Date of Grant: October 10, 2019

Name of Optionee	Position (Director/ Officer/ Employee/ Consultant/ Management Company	Insider Yes or No?	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
Marie Walls	Employee	No	20,000	$1.11	Oct 10/2022	Nil
CB1	Consultant	No	500,000	$1.00	Oct 10/2024	Nil
SIMCO Services	Consultant	No	500,000	$1.38	Oct 10/2022	Nil

Total Number of optioned shares proposed for acceptance: 1,020,000_______________________________.

FORM 11 - NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT

October 2019

2. Other Presently Outstanding Options:

(1)  Set out number of optioned shares for each grant with different terms.

3. Additional Information

 (a) If shareholder approval was required for the grant of options (including prior approval of a stock option plan), state the date that the shareholder meeting approving the grant was or will be held.

 (b) State the date of the news release announcing the grant of options.
October 10, 2019

 (c) State the total issued and outstanding share capital at the date of grant or amendment. 82,235,903

FORM 11 - NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT

October 2019

 (d) State, as a percentage of the issued and outstanding shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options. 3.97%

 (e) If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan. 4,958,590

(f) If the Issuer has completed a public distribution of its securities within 90 days of the date of grant, state the per share price paid by the public investors. N/A

(g) Describe the particulars of any proposed material changes in the affairs of the Issuer. N/A

4. Certificate of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 11 Notice of Proposed Stock Option Grant or Amendment is true.

Dated:  October 10, 2019

 SIGNED: "Michael Kidd"______________
Michael Kidd, CFO, Secretary, Director

FORM 11 - NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT

October 2019